Seward & Kissel LLP
1200 G Street, N.W.
Suite 350
Washington, D.C. 20005

                                         December 16, 2009

VIA EDGAR

Ms. Patricia Williams
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fairholme Funds, Inc. (the "Company")
File Nos.: 333-88517 and 811-09607

Dear Ms. Williams:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to Post-Effective Amendment No. 17 to the registration statement ("Registration Statement") of Fairholme Funds, Inc. (the "Company") with respect to its series, The Fairholme Focused Income Fund (the "Fund").  The Post-Effective Amendment was filed with the SEC on October 21, 2009.  The Staff's comments were provided to Young Seo of this office on December 7, 2009.  The Staff's comments and the Company's responses are set forth below.

Prospectus

Comment 1:	The Fund's Investment Objective: Item 4(a) of Form N-1A requires disclosure regarding whether the Fund's investment objective is fundamental or non-fundamental.

Response:	The Fund's investment objective is non-fundamental. We have revised the disclosure in response to this comment.

Comment 2:
The Fund's Principal Investment Strategies: The first sentence of the first paragraph states that the Fund will invest in a "focused" portfolio of cash distributing securities.  A definition of "focused" should be provided.

Response:	We have revised the disclosure to reflect that the Fund will typically invest in the securities of 15 to 50 issuers.

Comment 3:
The Fund's Principal Investment Strategies: The last sentence of the second paragraph states that the Manager will consider various factors, including "capital preservation potential".  Please provide an explanation as to how capital preservation will be achieved.

Response:	The Fund will attempt to achieve capital preservation by investing in securities whose anticipated returns (through appreciation and income) will exceed expected inflation.

Comment 4:	The Fund's Fees and Expenses: The Shareholder Fees section should include a discussion of the $15 wire redemption fee.

Response:
We have revised the disclosure in the Shareholder Fees section by adding a footnote disclosing that a shareholder will be charged a fee by the Fund's transfer agent in connection with outgoing wire transfers, returned checks and stop payment orders.

Comment 5:
The Fund's Fees and Expenses: Footnote (1) to the Annual Fund Operating Expenses table should be deleted because the disclosure is repeated in a subsequent section, "The Fund's Manager", and does not serve any purpose.

Response:	We have deleted the referenced disclosure in Footnote (1) in response to this comment.

Comment 6:	The Fund's Manager: Pursuant to Item 5(a)(1)(iii) of Form N-1A, a discussion of the approval of the Investment Management Agreement should be provided.

Response:
In accordance with the requirements of Item 5(a)(1)(iii) of Form N-1A, we have included disclosure in the prospectus noting that a discussion of the basis for the board's approval of the Investment Management Agreement will be available in the Fund's semi-annual report for the period ending May 31, 2010.

Comment 7:	The Fund's Portfolio Management Team: Please indicate if Charles M. Fernandez is a member of the portfolio management team.

Response:	We have revised the disclosure in response to this comment to indicate that Mr. Fernandez is a member of the Fund's portfolio management team.

SAI

Comment 8:	Disclosure of Portfolio Holdings: A discussion of each on-going arrangement should be provided.

Response:
We have revised the disclosure in response to this comment.  Specifically, we have identified those service providers with which the Fund has an ongoing arrangement to provide its portfolio holdings information.  We have disclosed the frequency with which the Fund may provide its holdings information to the service providers, the time lag of that information and the prohibitions on the service provider with respect to its use or disclosure of the holdings information.

  *          *         *

We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (202) 737-8833.

Sincerely,

/s/ Young Seo
Young Seo

cc:	Kathryn Battestilla, CCO
Paul M. Miller

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